Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Joe Laxague	Scott P. Doney	Facsimile: 702-944-7100
Christopher T. Clark		Email: sdoney@caneclark.com

August 23, 2012

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: John Reynolds

Re:	Bioflamex Corporation Form 8-K Filed July 24, 2012 Response dated July 31, 2012 File No. 000-53712

Dear Mr. Reynolds:

I write on behalf of Bioflamex Corporation, (the “Company”) in response to Staff’s letter of August 8, 2012, by James Lopez, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 8-K, filed July 24, 2012.

The Company respectfully disagrees with the view of the Staff that the Company is a shell company. The Company has provided a detailed explanation of the efforts it has taken to implement its business plan. The Company is currently compiling further evidence of its operations and will submit that information upon request, provided that the following discussion fails to satisfy the Staff that the Company’s assets are more than nominal.

The valuation of the intangible asset was originally capitalized based on the historic cost of the vendor of $1,191,000, as suggested for non-monetary assets under SAB Topic 5.G. In addition, the Company engaged consultants who performed valuation calculations which indicated a potential value of $3,800,000 as at November 2010. Then Company acknowledges that to date it has not generated revenues from the asset, but management is confident in the discounted cash flow projections that were used in the initial valuation and that therefore the currently capitalized value is believed to be recoverable. As required under FASB ASC 350, management assesses the value on an annual basis, and if there are indications that this value is not in fact recoverable, the Company will make the appropriate impairment at that time.

The Company is not a shell company and has no obligation therefore under the Securities Exchange Act of 1934 to provide Form 10 information in its Form 8-K.

EXPLANATION

Sincerely,

/s/ Scott P. Doney

Scott P. Doney, Esq.